Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile to Attend Two Industry Conferences

FirstNet Users Summit in Las Vegas

IACP 2024 Conference and Exposition in Boston

Vancouver, BC – October 1, 2024 – Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, announced today that it will attend two industry conferences in October.

FirstNet Users Summit

The Company will attend and exhibit at the FirstNet Users Summit October 7-10, 2024 at the All-New SAHARA Las Vegas.

The Siyata Mobile booth (#15) will feature the Company’s SD7 handsets and related accessories that equip first responders and other emergency personnel with secure and reliable communications.

The Vision Summit is an inclusive conference for FirstNet eligible users including first responders, dispatch communications, emergency management, emergency planning, local, state and federal government and all agencies and services supporting first responders. Its mission is to ensure every organization and person involved in safety, security, emergency and crisis response has the knowledge, tools and technology they need to keep themselves and their communities safe.

To learn more about the summit, visit https://vision.thepsbta.org/.

International Association of Chiefs of Police (IACP) Annual Conference and Exposition

The Company will attend the International Association of Chiefs of Police (IACP) Annual Conference and Exposition October 19-22, 2024 at the Boston Convention and Exhibition Center in Boston.

IACP is the largest and most impactful law enforcement event of the year. IACP 2024 will bring together more than 16,000 public safety professionals to discuss current issues challenging the profession, identify meaningful solutions, learn new techniques, advance their knowledge and careers and equip their department for ongoing success.

To learn more about the conference, visit https://www.theiacpconference.org/

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

syta@haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

END